Exhibit 12.1

	2017	2016	2015	2014	2013
Pre-Tax Income	326.5	340.1	320.3	298.7	263.9
Less: Minority Interests	(3.3)	(2.5)	(2.1)	(1.4)	(1.3)
Add: Fixed Charges	39.3	29.4	19.7	14.8	14.4
Less: Capitalized Interest	(8.0)	(3.4)	(2.1)	(2.6)	(2.9)

“Earnings”	354.5	363.5	335.8	309.5	274.1
Interest expense	27.3	22.1	14.2	8.0	7.3
Capitalized Interest	8.0	3.4	2.1	2.6	2.9
Rentals (interest component one-third)	4.0	3.8	3.4	4.2	4.2

“Fixed Charges”	39.3	29.4	19.7	14.8	14.4
Ratio of Earnings to Fixed Charges	9.0	12.4	17.1	20.9	19.0

The table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings were calculated by adding pre-tax income from continuing operations before adjustment for income from equity investees and fixed charges, excluding capitalized interest. Fixed charges were calculated by adding interest on all indebtedness, including amortization of debt issuance costs, and an interest component representing the estimated portion of rental expense that management believes is attributable to interest.

	2017	2016	2015	2014	2013
Interest Paid on Borrowings	34.1	24.4	14.2	8.2	8.1
Tax related	(0.5)	(0.1)	0.9	1.3	0.7
Amort of Def Fin Costs	1.7	1.3	1.2	1.1	1.5
Interest Income	(0.1)	(0.0)	(0.1)	(0.0)	(0.0)
Credit to Capitalize Interest	(8.0)	(3.4)	(2.1)	(2.6)	(2.9)

(A) Interest expense	27.3	22.1	14.2	8.0	7.3

As Reported	27.3	22.1	14.2	8.0	7.3
(B)Addback Captitalized interest	8.0	3.4	2.1	2.6	2.9
Rental expense (As Reported in 10-K)	12.0	11.4	10.2	12.7	12.6
(C) Interest Portion ( Estimated @ 33% of Rental expense)	4.0	3.8	3.4	4.2	4.2

(A) + (B)+(C) Fixed Charges	39.3	29.4	19.7	14.8	14.4

Ratio	9.03	12.38	17.07	20.94	19.02